UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. 1)*

Cloudflare, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

18915M107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18915M107	13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON(S) New Enterprise Associates 13, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands exempted limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,161,962 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,161,962 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,161,962 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 18915M107	13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON(S) NEA Partners 13, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands exempted limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,161,962 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,161,962 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,161,962 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 18915M107	13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON(S) NEA 13 GP, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands exempted company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,161,962 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,161,962 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,161,962 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 18915M107	13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON(S) Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 204,970 shares
	6	SHARED VOTING POWER 13,161,962 shares
	7	SOLE DISPOSITIVE POWER 204,970 shares
	8	SHARED DISPOSITIVE POWER 13,161,962 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,366,932 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 18915M107	13G	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON(S) Patrick J. Kerins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,161,962 shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,161,962 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,161,962 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 18915M107	13G	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSON(S) Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 325,010 shares
	6	SHARED VOTING POWER 13,161,962 shares
	7	SOLE DISPOSITIVE POWER 325,010 shares
	8	SHARED DISPOSITIVE POWER 13,161,962 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,486,972 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 18915M107	13G	Page 8 of 14 Pages

Item 1(a).	Name of Issuer:

Cloudflare, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

101 Townsend Street, San Francisco, CA 94107

Item 2(a).	Names of Persons Filing:

This statement is being filed by New Enterprise Associates 13, L.P. (“NEA 13”); NEA Partners 13, L.P. (“NEA Partners 13”), which is the sole general partner of NEA 13; NEA 13 GP, LTD (“NEA 13 GP”), which is the sole general partner of NEA Partners 13; and Forest Baskett (“Baskett”), Patrick J. Kerins (“Kerins”) and Scott D. Sandell (“Sandell”) (collectively, the “Directors”). The Directors are the individual directors of NEA 13 GP. NEA 13, NEA Partners 13, NEA 13 GP and the Directors are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of NEA 13, NEA Partners 13, NEA 13 GP and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.

Item 2(c).	Citizenship:

Each of NEA 13 and NEA Partners 13 is a Cayman Islands exempted limited partnership. NEA 13 GP is a Cayman Islands exempted company. Each of the Directors is a United States citizen.

Item 2(d).	Title of Class of Securities.

Class A Common Stock, $0.001 par value (“Class A Common Stock”).

Item 2(e).	CUSIP Number.

18915M107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 18915M107	13G	Page 9 of 14 Pages

Item 4.	Ownership:

(a)

Amount Beneficially Owned: NEA 13 is the record owner of (i) 2,763,583 shares of Class A Common Stock and (ii) 10,398,379 shares Class B Common Stock (the “NEA Class B Shares”). As described in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2020 (the “10-Q”), holders of Class B Common Stock are entitled to ten votes per share while holders of the Class A Common Stock are entitled to one vote per share. In addition, holders of Class B Common Stock and holders of Class A Common Stock generally vote together in a single class. This single class would consist of 307,300,986 shares which includes (i) 233,914,041 shares of Class A common stock and (ii) the 73,386,945 shares of Class B common stock reported by the Issuer to be outstanding as of November 3, 2020 on the 10-Q. As further described in the 10-Q, each share of Class B Common Stock is convertible by the holder at any time into one share of Common Stock and such share will convert automatically into Common Stock upon the occurrence of certain other events. NEA 13 may therefore be deemed to own beneficially 13,161,962 shares of Common Stock (the “Shares”) as of December 31, 2020. As the sole general partner of NEA 13, NEA Partners 13 may be deemed to own beneficially the Shares. As the sole general partner of NEA Partners 13, NEA 13 GP likewise may be deemed to own beneficially the Shares. As the individual Directors of NEA 13 GP, each of the Directors also may be deemed to own beneficially the Shares.

As of December 31, 2020, Baskett-McKay Family Trust dtd 3/12/2014 (the “Baskett Trust”) is the record owner of 204,970 shares of Class A Common Stock (the “Baskett Trust Shares”). As a trustee of the Baskett Trust, Baskett may be deemed to own beneficially the Baskett Trust Shares in addition to the Shares.

As of December 31, 2020, Scott D. Sandell, Trustee of the Blue Mountain Trust, Dated April 29, 2019 (the “Sandell Trust”) is the record owner of 325,010 shares of Class A Common Stock (the “Sandell Trust Shares”). As a trustee of the Sandell Trust, Sandell may be deemed to own beneficially the Sandell Trust Shares in addition to the Shares.

(b)

Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 244,312,420 shares which includes (i) 233,914,041 shares of Class A common stock and (ii) the 10,398,379 shares of Class A common stock into which the Class B Shares are convertible.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of the cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 6 of the cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of the cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of the cover sheets.

Each Reporting Person disclaims beneficial ownership of such Securities except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 18915M107	13G	Page 10 of 14 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 18915M107	13G	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      February 12, 2021

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

By:                       *

  Scott D. Sandell

  Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:                        *

 Scott D. Sandell

 Director

NEA 13 GP, LTD

By:                        *

 Scott D. Sandell

 Director

                              *

Forest Baskett

                              *

Patrick J. Kerins

                              *

Scott D. Sandell

*By:   /s/ Sasha O. Keough

           Sasha O. Keough

           As attorney-in-fact

This Amendment No. 1 to the Schedule 13G was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 18915M107	13G	Page 12 of 14 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Cloudflare, Inc.

EXECUTED this 12th day of February, 2021.

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

By:                       *

  Scott D. Sandell

  Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:                        *

 Scott D. Sandell

 Director

NEA 13 GP, LTD

By:                        *

 Scott D. Sandell

 Director

                              *

Forest Baskett

                              *

Patrick J. Kerins

                              *

Scott D. Sandell

*By:   /s/ Sasha O. Keough

           Sasha O. Keough

           As attorney-in-fact

This Agreement was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 18915M107	13G	Page 13 of 14 Pages

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

CUSIP No. 18915M107	13G	Page 14 of 14 Pages

/s/ P. Justin Klein

P. Justin Klein

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang